UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39036P209

(CUSIP Number)

MAST Capital Management, LLC

31 St. James Avenue, 6th Floor

Boston, MA 02116

(617) 375-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,366,718*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,366,718*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%*
14	TYPE OF REPORTING PERSON IA, OO

*	See Item 4 for full description of share and percentage calculation.

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO/PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,584
	8	SHARED VOTING POWER 2,366,718*
	9	SOLE DISPOSITIVE POWER 64,584
	10	SHARED DISPOSITIVE POWER 2,366,718*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,302*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON HC, IN

*	See Item 4 for full description of share and percentage calculation.

This Amendment No. 6 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.001 Par Value (the “Common Stock”), of Great Elm Capital Group, Inc., a Delaware corporation (f/k/a Unwired Planet, Inc.) (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Mr. Steinberg directly and by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”) and also Common Stock held directly by MAST Capital. MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of 1,947,735 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 1,947,735 shares of Common Stock held by the MAST Accounts and the shares of Common Stock held directly by MAST Capital.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4. Purpose of Transaction

On September 18, 2017 (the “Effective Date”), the Issuer, the Reporting Persons, and certain other parties related to the Issuer and the Reporting Persons entered into a Separation Agreement (the “Separation Agreement”), pursuant to which the parties agreed to separate their organizations and amend and cancel certain agreements among them.

The following is a brief description of certain terms of the Separation Agreement, such description being qualified in its entirety by reference to the full text of the Separation Agreement, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Under the terms of the Separation Agreement on the Effective Date (a) the Reporting Persons and certain funds managed by MAST Capital that are parties to the Separation Agreement (including the MAST Account) (the “Mast Funds”, and together with the Reporting Persons, the “Standstill Parties”) have agreed to certain standstill obligations for the Standstill Period (as defined below), subject to certain exceptions set forth in the Separation Agreement regarding the Standstill Parties’ rights under the Separation Agreement, the Ancillary Agreements (as defined in the Separation Agreement), or the Indaba Agreements (as defined in the Separation Agreement) and (b) during the Standstill Period, the Issuer has agreed that Hugh Steven Wilson will not serve as chairman of the board of directors of the Issuer (the “Board”). Under the terms of the Separation Agreement, “Standstill Period” means the period from the Effective Date until the earlier of (i) the two year anniversary of the Effective Date or (ii) termination of the standstill obligations pursuant to the terms of the Separation Agreement.

Under the terms of the Separation Agreement, (a) the Issuer affirmed its obligations and the rights of Buyers (as defined in the Indaba Agreements) under the Indaba Agreements; and (b) the Mast Funds have agreed not to remove or replace either James Parmalee or Matthew Drapkin as an “Initial Investor Director” or “Additional Investor Director”, in each case within the meaning of the Indaba Agreements, unless (i) the notice of removal is prior to the time that the Board (or applicable committee) has resolved to nominate and recommend Mr. Parmelee or Mr. Drapkin for election as a director at a meeting of stockholders of the Issuer, and (ii) such removal is effective as of the conclusion of such meeting of stockholders.

In addition, under the terms of the Separation Agreement on the Effective Date, (a) the Issuer and Mast Capital have agreed that the warrant, dated December 9, 2016, delivered to Mast Capital by the Issuer, is cancelled and replaced by an aggregate of 54,733 shares of Common Stock registered in Mast Capital’s name; (b) the Issuer and Mr. Steinberg have agreed that the Performance Share Award Agreement, dated November 3, 2016, between the Issuer and Mr. Steinberg, granting to Mr. Steinberg 220,923 performance-based restricted shares of Common Stock, is cancelled and forfeited in full; (c) Mr. Steinberg has agreed to voluntarily resign from employment at Great Elm Capital Management, Inc., a Delaware corporation and subsidiary of the Issuer; (d) the Issuer has agreed to grant Mast Capital the New Warrant (as defined in Item 5(a) below), the terms and conditions of which are described in Item 5(a) below; (e) the Issuer has agreed to provide (i) demand registration rights exercisable following the first anniversary of the Effective Date if the New Warrant has been exercised, and (ii) piggy-back registration rights with respect to shares of Common Stock issued or issuable pursuant to the Separation Agreement; (f) the Issuer has, in accordance with its Amended and Restated Certificate of Incorporation (the “Certificate”), approved the acquisition by Mast Capital (or its designee under the New Warrant) of any and all shares of Common Stock contemplated under the Separation Agreement or the New Warrant, and has waived any and all other conditions, notice requirements and other limitations found in Article XIV of the Certificate affecting the acquisition of such shares; (g) the Board has granted an exemption under the Issuer’s Tax Benefits Preservation Agreement, dated as of January 20, 2015, with respect to the acquisition by Mast Capital (or its designee under the New Warrant) of any and all shares of Common Stock contemplated by the Separation Agreement or the New Warrant; and (h) certain parties to the Separation Agreement (including the Issuer and the Reporting Persons) have agreed to mutually release and forever discharge the other releasing parties from any and all liability whatever arising out of, based upon or relating to actions or omissions occurring on or before the Effective Date, subject to certain limitations, including with respect to claims arising from the Separation Agreement, as set forth in the Separation Agreement.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 24,558,614 shares of Common Stock outstanding, which is derived by adding (i) 24,139,631 shares of Common Stock outstanding as of September 1, 2017, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 19, 2017, (ii) the 54,733 shares of Common Stock issued to MAST Capital on the Effective Date pursuant to the terms of the Separation Agreement and (iii) 364,250 shares of Common Stock which could be issuable upon exercise of the New Warrant, as described below.

MAST Capital (i) holds 54,733 shares of Common Stock, which were issued pursuant to the Separation Agreement on the Effective Date, and (ii) as the investment manager of the MAST Accounts, may be deemed to beneficially own 1,947,735 shares of Common Stock held by the MAST Accounts.

On September 18, 2017, the Issuer issued to Mast Capital a warrant (the “New Warrant”) for Mast Capital (or one or more Mast Funds, as Mast Capital’s designee) to purchase up to 420,000 shares of Common Stock; provided, that Mast Capital (or its designee) may not purchase Common Stock pursuant to the New Warrant if such purchase would result in the Reporting Persons beneficially owning more than 9.9% of the outstanding Common Stock. As of the date hereof, 364,250 shares of Common Stock could be issuable upon exercise of the New Warrant in compliance with such limitation. The New Warrant is exercisable from the date that is ten trading days following the date of issuance of the New Warrant up to and until the expiration of the Standstill Period. The exercise price for the New Warrant is the simple average of the Weighted Average Price (as defined in the New Warrant) of the Common Stock for the ten consecutive trading days ending on and including the trading day immediately prior to the date of the exercise of the New Warrant. The foregoing description of the New Warrant is qualified in its entirety by reference to the full text of the New Warrant, which is attached as Exhibit 99.2 hereto and incorporated by reference herein.

The total shares of Common Stock which may be deemed to be beneficially owned by MAST Capital are 2,366,718 shares of Common Stock, representing approximately 9.6% of the issued and outstanding shares of Common Stock of the Issuer.

Mr. Steinberg directly holds 64,584 shares of Common Stock. In addition, Mr. Steinberg, as the principal of MAST Capital, may be deemed to beneficially own the 2,366,718 shares of Common Stock which are beneficially owned (or may be deemed to be beneficially owned) by MAST Capital. The total shares of Common Stock which Mr. Steinberg beneficially owns (or may be deemed to beneficially own) are 2,431,302, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein. Mr. Steinberg declaims beneficial ownership of the Common Stock held by MAST Capital except to the extent of his pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts and MAST Capital reported in this Schedule 13D. Mr. Steinberg has the sole power to vote and dispose of the Common Stock directly owned by him reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 1,947,735 shares of Common Stock owned by the MAST Accounts or that Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the shares of Common Stock owned by MAST Capital. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) Pursuant to, and in consideration of the agreements set forth in, the Separation Agreement, on the Effective Date, the Issuer issued (i) 54,733 shares of Common Stock to MAST Capital and (ii) the New Warrant to MAST Capital (in the amount set forth in Item 5(a)).

(d) The 1,947,735 shares of Common Stock held by the MAST Accounts consists of the following amounts: 1,947,735 shares of Common Stock held by Mast Admiral Master Fund LP.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reference is made to the Separation Agreement as described above under Item 4 and attached hereto as Exhibit 99.1.

Reference is made to the New Warrant as described above under Item 5(a) and attached hereto as Exhibit 99.2.

On September 18, 2017, the Issuer and Mast Capital entered into a Share Registration Agreement (the “Share Registration Agreement”) pursuant to which the Issuer granted to Mast Capital (i) demand registration rights exercisable following the first anniversary of the Effective Date if the New Warrant has been exercised, and (ii) piggy-back registration rights with respect to shares of Common Stock issued or issuable pursuant to the Separation Agreement. This description of the Share Registration Agreement is qualified in its entirety by reference to the full text of the Share Registration Agreement, which is attached as Exhibit 99.3 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Separation Agreement by and among the Issuer, the Reporting Persons, and certain other parties, dated September 18, 2017.

Exhibit 99.2	Warrant issued to Mast Capital by the Issuer, dated September 18, 2017.

Exhibit 99.3	Share Registration Agreement by and between the Issuer and Mast Capital, dated September 18, 2017.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2017

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
	Name:	David J. Steinberg
	Title:	Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg